ANTHONY L.G., PLLC

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Jessica Haggard, esq. ****

MICHAEL R. GEROE, ESQ, CIPP/US*****

CRAIG D. LINDER, ESQ******

PETER P. LINDLEY, ESQ, CPA, MBA

john lowy, esq.*******

Jonathan mallin********

STUART REED, ESQ

Harris Tulchin, Esq. *********

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August 26, 2022

VIA ELECTRONIC EDGAR FILING

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Jupiter Neurosciences, Inc. Amendment No. 12 to Registration Statement on Form S-1 Filed on August 16, 2022 File No. 333-260183

Dear Sir or Madam:

We have electronically filed herewith on behalf of Jupiter Neurosciences, Inc. (the “Company”) Amendment No. 13 (“Amendment No. 13”) to the above-referenced Registration Statement on Form S-1. Amendment No. 13 is marked to show changes made from Amendment No. 12 filed on August 16, 2022. We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s comment letter to Christer Rosén, Chief Executive Officer of the Company, dated August 25, 2022. We trust you shall deem the contents of this letter responsive to your comment letter.

Amendment No. 12 to Registration Statement on Form S-1, Filed August 16, 2022

Prospectus Summary, page 6

1.	Comment: Please clarify how the NIA’s response of “Not Discussed” differs from a denial. For example, clarify if their response means that the merits of your grant application will be considered at a later time. In this regard we note your statement that you are waiting to get a consultation meeting scheduled with the NIA to find out if another application is needed.

Response: The Company acknowledges the Staff’s comment. “Not Discussed” means that the grant application was never even considered rather than denied. Notwithstanding, the practical effect is the same as the Company will not receive the award based on the current application. The Company has revised Amendment No. 13 to update the language to read as follows: “The review of this grant application was in July 2022 and was reported “Not Discussed” which means that we will not receive the award based on this application. We followed up with a consultation meeting with the NIA who suggested that we immediately send in a new application on or before October 5, 2022. The new application can be awarded earliest in June 2023.”

2.	Comment: We note your reference on page 6 to “recent publications regarding JOTROL in the Journal of Alzheimer’s Disease and AAPS Open that intend to demonstrate the bioavailability profile and safety profile in a resveratrol product in China.” Please revise to remove the implication that JOTROL is safe as this determination is solely within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 13 to remove the implication that JOTROL is safe as this determination is solely within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies.

3.	Comment: Please revise, here and in the Use of Proceeds section, your list of specified uses to specifically state that you will be entering an agreement with respect to strategic services in Asia and that $4 million in proceeds will be allocated to paying consideration under that agreement. Please also revise to state the amount of proceeds that will be spent for the purposes listed in items (i) through (iv) on page 14.

Response: In response to the Staff’s comment, the Company has revised the list of specified uses in the Prospectus Summary section and Use of Proceeds section of Amendment No. 13 to specifically state that the Company will be entering an agreement with respect to strategic services in Asia and that $4 million in proceeds will be allocated to paying consideration under that agreement. In addition, in response to the Staff’s comment, the Company has revised the Prospectus Summary section of Amendment No. 13 to state the amount of proceeds that will be spent for the purposes listed in items (i) through (v) on page 14.

Risk Factors

Risks Related to the Discovery, Development and Commercialization of Our Product Candidate We are planning on entering into a Strategic Service Agreement with an Asian entity immediately following the completion of the public offer, page 30

4.	Comment: Please revise to state the name of the Strategic Services Partner.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 13 to state the name of the Strategic Services Partner.

Description of Business

Recent Developments, page 119

5.	Comment: We note your discussion of a Research Agreement with the University of Miami on page119. Please revise to state who owns the intellectual property generated from this research, the duration of the agreement and the termination provisions. File such agreement pursuant to Item 601(b)(10) of Regulation S-K to the extent material.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 13 to state who owns the intellectual property generated from this research, the duration of the agreement and the termination provisions. In addition, the Company filed the Research Agreement with the University Miami as Exhibit 10.30 to Amendment No. 13.

6.	Comment: We note your statement on page 119 that you plan on entering into a Strategic Service Agreement immediately following the completion of the public offering to advance the business objectives of the Company in Southeast Asia. Please revise to clarify here and on page 129 that the Strategic Service Agreement covers China and to state what happens if you do not receive gross proceeds from a qualified offering, IPO, private placement or other financing of no less than $15 million.

Response: In response to the Staff’s comment, the Company has revised pages 119 and 129 of Amendment No. 13 to (i) clarify that the Strategic Service Agreement covers China and (ii) state that if the Company does not receive gross proceeds from a qualified offering, initial public offering, private placement or other financing of no less than $15 million, the Company does not intend to enter into the Strategic Services Agreement with Handerland Development Investment Holdings Limited.

If the Staff has any further comments regarding Amendment No. 13 to the registration statement on Form S-1, or any subsequent amendments to the Company’s registration statement on Form S-1, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Christie Wong/U.S. Securities and Exchange Commission
Angela Connell/U.S. Securities and Exchange Commission
Margaret Schwartz/U.S. Securities and Exchange Commission
Christine Westbrook/U.S. Securities and Exchange Commission
Christer Rosén/Jupiter Neurosciences, Inc.
Craig D. Linder, Esq./Anthony L.G., PLLC

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